Exhibit 1

Stock Symbol: AEM (NYSE, TSX)	For further information:
Investor Relations (416) 947-1212

AGNICO-EAGLE COMPLETES ACQUISITION OF COMAPLEX

Toronto (July 6, 2010) — Agnico-Eagle Mines Limited (“Agnico-Eagle”) and Meliadine Holdings Inc. (formerly Comaplex Minerals Corp.) (“Meliadine”) jointly announce the completion of the acquisition of Meliadine by Agnico-Eagle.  Agnico-Eagle acquired all of the shares of Meliadine (the “ Meliadine Shares”) that it did not already own pursuant to a plan of arrangement under the Business Corporations Act (Alberta).  The transaction was overwhelmingly approved by 99.74% of the Meliadine shareholders who voted today in respect of the arrangement, which was subsequently approved by the Court of Queen’s Bench of Alberta.

Pursuant to the terms of the arrangement, effective today, each shareholder of Meliadine other than Agnico-Eagle, will receive 0.1576 of an Agnico-Eagle common share per Meliadine Share. Additionally, pursuant to the arrangement, effective today, each Meliadine shareholder other than Agnico-Eagle and Perfora Investments S.a.r.l. (“Perfora”) will receive one common share of Geomark Exploration Ltd. (“Geomark”) for each Meliadine Share.  Pursuant to the arrangement, Meliadine has transferred to Geomark all assets and related liabilities other than those relating to the Meliadine properties and related assets.  The Geomark assets include all of Meliadine’s net working capital (which includes potential payments to be made in the future resulting from the sale of Agnico-Eagle common shares received by Perfora pursuant to the arrangement), the non-Meliadine mineral properties, all oil and gas properties and investments.

Registered Meliadine shareholders should follow the instructions contained in Meliadine’s management information circular dated June 4, 2010 in order to obtain certificates representing the Agnico-Eagle shares and Geomark shares received pursuant to the arrangement.  The Geomark common shares have been conditionally approved for listing on the TSX Venture Exchange under the symbol “GME”, subject to satisfaction of the requirements of the TSX Venture Exchange.

“With the acquisition of the Meliadine deposit now complete, our exploration team looks forward to beginning an exploration program this month to expand the large gold resource on the property,” said Sean Boyd, Vice-Chairman and CEO of Agnico-Eagle.

“In addition, with the recent successful start-up of our Meadowbank Mine in Nunavut, our operating, mine building and sustainable development teams will begin the planning process for the eventual development of the Meliadine deposit,” added Mr. Boyd.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Canada, Finland and Mexico and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle’s LaRonde Mine is Canada’s largest operating gold mine in terms of reserves. Agnico-Eagle has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 28 consecutive years. Agnico-Eagle’s registered office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.

Further information

For further information regarding Agnico-Eagle, contact David Smith, VP, Investor Relations, 416.947.1212 or visit Agnico-Eagle’s website at www.agnico-eagle.com.

For further information regarding Geomark, contact George Fink, President and CEO; Mark Balog, Chief Operating Officer; or Kirsten Kulyk, Manager-Investor Relations, 403.265.2846.